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                         May 8, 2024

       Steven Shallcross
       Chief Executive Officer and Chief Financial Officer
       Theriva Biologics, Inc.
       9605 Medical Center Drive, Suite 270
       Rockville, Maryland 20850

                                                        Re: Theriva Biologics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2024
                                                            File No. 333-279077

       Dear Steven Shallcross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Leslie Marlow, Esq.